UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition of Copper Smelter

On December 23, 2016, China Natural Resources, Inc. (the “Company”) entered into an agreement with Feishang Hesheng Investment Limited (“Feishang Hesheng”), a related party, and completed the acquisition of all of the issued and outstanding capital stock (the “Acquired Shares”) of Double Grow International Limited (“Double Grow”), its direct and indirect subsidiaries Easy Gain Investments Limited and Full Profit Investments Limited, each of which is organized under the laws of the British Virgin Islands, and their operating subsidiary, Planta Metalurgica Antay Pacha S.A. (“Antay Pacha”), a Bolivian corporation.

The purchase price for the Acquired Shares is US$1,541,129, which includes the assumption of US$1,441,129 of indebtedness owed by Double Grow to Feishang Hesheng (the “Loan”). The Company paid the purchase price by delivery of its check in favor of Feishang Hesheng in the amount of US$100,000, and is required under the agreement to assume Double Grow’s obligation to repay the Loan. In consideration of the Company’s assumption of the Loan, Fesheng Hesheng delivered its Deed of Assignment of the Loan in favor of the Company. The Loan is payable on demand.

Feishang Hesheng is beneficially owned by Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company. Wong Wah On Edward, currently the Chief Executive Officer and Chairman of the Company, is also the Company Secretary of Feishang Hesheng.

About Antay Pacha

Antay Pacha was organized in 2014 to own and operate a copper smelting plant in Potosi, Bolivia. Feishang Hesheng acquired Antay Pacha in March 2015, and since its acquisition has infused approximately US$3.4 million into Double Grow in order to fund the acquisition of advanced machinery and equipment, legal and other professional costs and fees and daily operating expenses associated with the operations of Antay Pacha in Bolivia. As of the date hereof, construction of the smelting plant is substantially completed, Antay Pacha is completing the process of securing the licenses and permits necessary for operation and a trial run is scheduled to commence in the second quarter of 2017. Commencement of commercial production is currently scheduled for the fourth quarter of 2017, with a designed annual production capacity of 3,000 tons of copper cathodes.

Antay Pacha’s copper smelting plant is located in Uyuni, Potosi, in western Bolivia on approximately 40,000 m2 of land leased from the local Bolivian government for a term of 12 years commencing May 2015, with monthly lease payments of 16,400 Bolivian Boliviano. Antay Pacha plans to export its products via ports in Chile along the Pacific Ocean; or transported overland by truck from Antay Pacha to ports in neighboring countries and then by sea to designated destinations. In this way, Antay Pacha hopes to effectively control its transportation costs. The plant proposes to process copper through a hydrometallurgy process whereby water is used in grinding, stirring and washing of oxide cooper ore and extraction of copper from copper sulfate solution, with daily consumption of 30 to 40 tons of water. Areas surrounding Antay Pacha contain substantial amounts of precious and commercially prized metals including copper and lithium; and it is anticipated that Antay Pacha will purchase copper ore from copper mines in surrounding areas, potentially including a copper mine owned and operated by Feishang Hesheng.

The final product of the smelting process is copper cathodes, which is a form of copper that has a purity of 99.95%.  The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods.  Copper cathodes are also used for the production of alloys such as brass, bronze and alloy steel, with applications in transportation, electrical appliances and machinery and construction.  The potential market for copper cathodes is large, and includes demand from the electrical appliances industry, the power transmission industry, light industries, machinery manufacturers, the electronics industry and other downstream industries. The People’s Republic of China is a key copper-consuming country and a prime market for low-cost, high quality electro deposited copper. Antay Pacha plans to sell its copper products primarily in China, Germany and Bolivia. It is hoped that Antay Pacha will be a strong competitor in foreign copper markets because its pricing may reflect its lower cost of securing and transporting raw copper ore in Bolivia.

Antay Pacha has assembled a management team consisting of personnel experienced in various aspects of the copper and mining industries, including but not limited to, corporate and operation management, accounting and financial management, engineers and human resources. Many members of the management team have more than 10 years of experience in the copper mining and smelting industry, including Mr. Wang Yourong, who will oversee Antay Pacha’s operations. Mr. Wang, age 53, holds a master degree in engineering and a senior engineer accreditation, and has over 25 years’ experience in the copper smelting and processing industry.  He has served as deputy general manager, research and development center manager, technical development manager, and copper strip branch manager of Anhui Xinke New Materials Co., Ltd., a listed company engaged in copper processing in Shanghai, China. He also served as director of research institute, director of infrastructure department and irradiation crosslinking cable project preparatory office director for Anhui Wuhu Hengxin Copper Group Co., Ltd.  Management believes that Antay Pacha’s technologically advanced plant and experienced management team positions it well to enjoy priority in selecting and purchasing high quality copper ore and to obtain more preferential supporting policies from local government and business opportunities with local miner owners.

Among the future upgrades and improvements planned by the Company is the establishment of a concentration plant in proximity to the smelting plant, which is expected to enable Antay Pacha to expand the types of copper ore that it can process and thereby attract additional potential copper mine customers. It is also hoped that operation of the plant will promote the local mining industry in surrounding areas which are abundant in mineral resources; which, in turn, is hoped will enhance Antay Pacha’s market position in mineral ore procurement and processing in Potosi. Moreover, Bolivia is currently dependent on the import of fine processing copper products such as utility wires to build necessary public facilities and infrastructure. The Company proposes to construct a fine processing plant for copper products in order to fill the void caused by the scarcity of fine copper processing plants in Bolivia, and thereby accommodate the strong domestic demand for fine processing copper products. Construction costs are expected to be funded by internal resources and bank borrowings.

Risks Associated with the Acquisition of Antay Pacha and Copper Smelting Operations in Bolivia.

The following are some of the risks associated with operation of the Company’s planned copper smelting plant in Bolivia. These risks should be read in conjunction with all of the risks and uncertainties identified from time to time in our other filings with the Securities and Exchange Commission, including those set forth our annual report on Form 20-F for the year ended December 31, 2015.

Volatility in the market price for copper may adversely affect the results of our smelting business.

The market prices for metals including copper ore have experienced significant volatility in recent years. The results of our copper smelting operations will be significantly affected by the market price for copper. For example, at times when the market price for copper ore is high, it may be difficult for us to secure sufficient raw material to enable us to operate at full capacity. Conversely, at times when the market price for copper cathodes is low, the costs of operating a copper smelting plant may not justify continued production.

Trial operations at our smelting plant have not commenced and we could encounter delays and expense prior to commencement of production.

We currently intend to conduct trial smelting operations commencing in the second quarter of 2017 with a view towards commencement of commercial production in the fourth quarter of 2017. In the event we encounter delays prior to or during the trial phase, scheduled commercial production may be correspondingly delayed and we may incur significant expense to resolve any problems we encounter.

We will incur operating costs prior to the commencement of revenue production.

Antay Pacha will incur operating expenses prior to the commencement of revenue production, including for management salaries, lease payments, licenses and permits and trial production expenses. Antay Pacha intends to fund these pre-revenue expenses through bank borrowings, internal resources and loans from a related party; but there is no assurance that Antay Pacha will secure the necessary operating funds on acceptable terms or at all.

We do not have a history of operations in Bolivia and are subject to all of the risks inherent in the operation of a business in a foreign country.

We have engaged a management team with experience in copper mining and smelting, however, many of these individuals are Chinese nationals and, since we do not have a history of operations in Bolivia, we will be subject to all of the political, legal, social and economic risks associated with operations in a foreign country.  We have engaged local attorneys and other professionals to guide us through legal, governmental and regulatory processes, however, we will likely encounter challenges associated with operations in Bolivia and there is no assurance that we will successfully overcome these challenges or that we will not incur significant time and expense in seeking to do so.

If we are unable to successfully manage the integration of our acquisition, we may not benefit from our acquisition strategy.

As part of our growth strategy, we seek to supplement internal growth with targeted acquisitions.  We may not be successful in integrating newly acquired companies into our day-to-day operations for a number of reasons, including if we are unable to (a) retain the skilled managerial, technical, and sales personnel of acquired companies; (b) retain the customers of acquired companies; (c) integrate the services offered by acquired companies with our existing services to achieve a single package of service offerings; (d) establish and maintain uniform standards, controls, policies and procedures throughout our acquired companies; or (e) devote the management time required to successfully integrate acquired businesses.

We do not have binding agreements to supply us with copper ore.

We are dependent upon securing copper ore and other raw materials for our proposed smelting operations. While copper ore is abundant in Bolivia, and there are numerous mines in Bolivia at which copper is being excavated, including a copper mine owned and operated by a related party, we are not currently a party to any agreement or commitments with any third party to supply us with our needs for copper ore for smelting.

We do not have binding agreements with customers to purchase our output of copper cathodes.

While we believe there is a robust market for copper products not only in Bolivia, but in other countries including Germany and China, we do not currently have any commitments to purchase our output of copper cathodes.

The Loan is payable on demand and we do not currently have the funds to repay the Loan.

The Loan we assumed in connection with our acquisition of Antay Pacha is payable on demand. While we do not expect Feishang Hesheng to demand payment of the Loan prior to the end of 2017, there is no assurance that Feishang Hesheng will not do so. We do not currently have the funds to repay the Loan should a demand for payment be made.

Double Grow financial information should not be relied upon and is not indicative of future results of operations.

The financial information relating to Double Grow and its subsidiaries including Antay Pacha were attached to the purchase agreement between the parties as part of the negotiations of the purchase agreement. This financial information was prepared by management, has not been prepared in accordance with IFRS, has not been audited and should not be viewed as being indicative of future results of operations of Double Grow or Antay Pacha.

The fluctuation of the Boliviano may materially and adversely affect your investment.

The Boliviano is the official currency of Bolivia and the financial books and records of Antay Pacha will be maintained in Boliviano and, thereafter, converted into Chinese Yuan or United States Dollar for various financial, accounting and reporting purposes. The exchange rate of the Boliviano against the Chinese Yuan, the United States Dollar and other currencies may fluctuate and is affected by, among other things, changes in Bolivia’s political and economic conditions. Any significant revaluation of the Boliviano may materially and adversely affect our cash flows, revenues and financial condition. Conversely, if we convert our Boliviano into Chinese Yuan or United States Dollar, appreciation of the Chinese Yuan or United States Dollar against the Boliviano could affect the amount of Boliviano we convert.

Notices

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This report contains includes “forward-looking statements” within the meaning of federal securities laws including the Private Securities Litigation Reform Act of 1995. Words such as “may,” “expect,” “would,” “could,” “anticipate,” “intend,” “plan,” “estimate”, “predict”, “continue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with the volatility of metals prices; uncertainties associated with the Company's reliance on third-party contractors; uncertainties regarding the governmental, economic and political environment in Bolivia; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

The press release furnished herewith as Exhibit 99.3 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Agreement dated December 23, 2016 by and between China Natural Resources, Inc. and Feishang Hesheng Investment Limited

99.2

Deed of Assignment of Loan dated December 23, 2016 by and among China Natural Resources, Inc., Double Grow International Limited and Feishang Hesheng Investment Limited

99.3

Press Release dated December 23, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 23, 2016	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

EXHIBIT INDEX

99.1

Agreement dated December 23, 2016 by and between China Natural Resources, Inc. and Feishang Hesheng Investment Limited

99.2

Deed of Assignment of Loan dated December 23, 2016 by and among China Natural Resources, Inc., Double Grow International Limited and Feishang Hesheng Investment Limited

99.3

Press Release dated December 23, 2016